CANPLATS RESOURCES CORPORATION
#1180— 999 WEST HASTINGS STREET
VANCOUVER, B.C. V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Canplats Resources Corporation (the “Company”) will be held at the Terminal City Club, Walker Room, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 15th day of December, 2004, at 3:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;

2.

To receive the audited financial statements of the Company for the year ended July 31, 2004 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To determine the number of Directors at three and to elect Directors;

4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

5.

To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia));

6.	To consider and, if thought fit, pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares;

7.	To consider and, if thought fit, pass a special resolution adopting new Articles;

8.	To ratify the Company’s Stock Option Plan; and

9.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

        Accompanying this Notice is the Directors’ Report to Shareholders, the audited financial statements of the Company for the year ended July 31, 2004, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

        Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

        DATED at Vancouver, British Columbia, this 8th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Linda J. Sue ________________________ Linda J. Sue Corporate Secretary